               U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                              SEC File # 333-95549

                         NOTIFICATION OF LATE FILING

(check one) Form 10-K [ ]   Form 11-K [ ]   Form 20-F [ ]   Form 10-QSB [X]   Form N-SAR [ ]

                    For Period Ended: March 31,2001
                                      -----------------
 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
_____________________________________________________________________________
Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:
HeavenExpress.com, Inc.

Former Name if Applicable
Not Applicable

Address of Principal Executive Office (Street and Number)
6901 NW 32nd Avenue

City, State, Zip Code
Fort Lauderdale, Florida 33309

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a)   The reasons  described in  reasonable  detail in Part III
                       of this form could not be eliminated without unreasonable
                       effort or expense;
     [X]         (b)   The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-F,  11-K or Form N-SAR, or
                       portion  thereof,  will be filed on or before the
                       fifteenth calendar day following the prescribed due date;
                       or the subject quarterly  report of transition report on
                       Form 10-Q, or portion thereof will be filed on or before
                       the fifth calendar day following the prescribed due date;
                       and

                 (c)   The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant is unable to complete the financial portion of it's report without unreasonable expense and delay.

                                     PART IV
                                OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

        Saundra Sharpe                    954         971-0179
         (Name)                           (Area Code)   (Telephone No.)

(2)      Have all other periodic reports required under section 13 or 15(d) of the  Securities  Exchange Act of 1934 or section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]Yes  [ ]No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [ ]Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2001     By: /s/ Saundra Sharpe

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1.       This form required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and
         Exchange Commission, Washington, D.C. 20549, in accordance with Rule
         0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.       ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
         Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.